Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 9, DATED OCTOBER 25, 2023
TO THE PROSPECTUS, DATED APRIL 21, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 21, 2023 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2023, Supplement No. 2, dated May 16, 2023, Supplement No. 3, dated June 15, 2023, Supplement No. 4, dated July 17, 2023, Supplement No. 5, dated August 14, 2023, Supplement No. 6, dated August 17, 2023, Supplement No. 7, dated September 15, 2023, and Supplement No. 8, dated October 17, 2023 ("Supplement No. 8"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to supersede and replace the "Office" and "Retail" columns of the table included in Supplement No. 8 describing certain key assumptions used in the discounted cash flow analysis conducted in connection with the valuation of our real properties as of September 30, 2023. The updated columns from that table are set forth below. The updated figures do not have any impact on the transaction price and net asset value per share presented in Supplement No. 8.

	Office	Retail
Exit Capitalization rate	6.36%	6.47%
Discount rate / internal rate of return (“IRR”)	7.22%	7.41%
Average holding period (years)	7.2	10.0